Guru App Factory Corp.

74 Norfolk House Rd

London SW16 1JH, UK

Tel: +447944544871

E-mail: GuruAppFactory@outlook.com

October 23, 2023

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

Washington, D.C. 20549

www.sec.gov

Re: Guru App Factory Corp

Registration Statement on Form S-1

Filed September 22, 2023

File No. 333-274641

Dear Mr. Kyle Wiley,

We received your letter dated October 19, 2023, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on September 22, 2023. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1

Cover Page

1. Please clarify your present stage of operations. In this regard, we note your disclosure that you are a development stage company that has "recently started its operations." We also note that you "do not have sufficient capital to commence operations."

Response: We have clarified our present stage of operations.

2. Please disclose that Deniss Volkovs, your chief executive officer, owns 100% of the outstanding shares of common stock.

Response: We have disclosed that Deniss Volkovs, our chief executive officer, owns 100% of the outstanding shares of common stock.

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Risk Factors

Risks Related to Our Business and Industry

We have just one customer, and we cannot guarantee future customers..., page 9

3. Please identify your sole customer and disclose the status of your work for this customer as well as the material terms of your agreement with this customer including the term and any termination provisions.

Response: We have identified our sole customer and disclosed the status of our work for this customer as well as the material terms of our agreement with this customer in the business description section.

Security Ownership of Certain Beneficial Owners and Management, page 28

4. Please update your beneficial ownership information as of a recent practicable date. Refer to Item 403(a) of Regulation S-K.

Response: We have updated our beneficial ownership information as of a recent practicable date.

Plan of Distribution

Procedures for Subscribing, page 30

5. Please file the subscription agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Response: The subscription agreement has been filed as an exhibit to our registration statement.

General

6. Please provide an opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement as required by Item 601(b)(5)(i) of Regulation S-K.

Response: The opinion of counsel regarding the legality of the securities being offered and sold pursuant to the registration statement has been filed as an Exhibit to our registration statement.

Thank you.

Sincerely,

/S/ Deniss Volkovs

Deniss Volkovs, President

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